ORGANITECH USA INC.
                             YOQNEAM INDUSTRIAL AREA
                                   P.O.BOX 700
                                  YOQNEAM 20692
                                     ISRAEL

                                  April 6, 2009

VIA EDGAR

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
Washington, DC 20549-7010

Re: Organitech USA Inc. Form 10-KSB for Fiscal Year Ended December 31, 2007 Filed February 28, 2008 and as amended by the Amendment filed April 3, 2009.
     Forms 10-Q for the Periods Ended March 31, 2008, June 30, 2008 and September 30, 2008 Filed May 15, 2008, August 05, 2008 and November 11, 2008 respectively and in each case as amended by their respective Amendments filed April 3, 2009.
     File No. 000-22151

Ladies and Gentlemen:

     In connection with the above-referenced filings, Organitech USA Inc. (the "Company") hereby acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                     Sincerely,

                                                     ORGANITECH LTD.


                                                     /s/ Oren Bloch
                                                     --------------
                                                     Oren Bloch,
                                                     Principal Financial Officer